UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Valens Semiconductor Ltd.
(Name of Issuer)

Ordinary shares, no par value	M9607U115
(Title of class of securities)	(CUSIP number)

Value Base Ltd.
c/o Tsahy Alon, General Counsel
23 Yehuda Halevi St.
Tel-Aviv 6513601, Israel
Telephone: +972-3-622-3381
with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn: Ron Ben-Menachem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M9607U115	Page 2 of 9
1	NAME OF REPORTING PERSON
Value Base Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,639,878

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,639,878

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
20,639,878

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.55%[1]

14	TYPE OF REPORTING PERSON
CO

(1) Based on 105,574,104 ordinary shares outstanding as of June 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2024).

CUSIP No. M9607U115	Page 3 of 9
1	NAME OF REPORTING PERSON
Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,449,348

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,449,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
10,449,348

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.90%[1]

14	TYPE OF REPORTING PERSON
CO

(1) Based on 105,574,104 ordinary shares outstanding as of June 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on August 7, 2024).

CUSIP No. M9607U115	Page 4 of 9
1	NAME OF REPORTING PERSON
Value Base Invest Management Ltd., acting as the general partner to Value Base Fund Invest 1, Limited Partnership I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,190,530

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,190,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
10,190,530

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.65%[1]

14	TYPE OF REPORTING PERSON
CO

(1) Based on 105,574,104 ordinary shares outstanding as of June 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on August 7, 2024).

CUSIP No. M9607U115	Page 5 of 9
1	NAME OF REPORTING PERSON
Ido Nouberger I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,639,878

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,639,878

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
20,639,878

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.55%[1]

14	TYPE OF REPORTING PERSON
IN

(1) Based on 105,574,104 ordinary shares outstanding as of June 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on August 7, 2024).

CUSIP No. M9607U115	Page 6 of 9
1	NAME OF REPORTING PERSON
Victor Shamrich I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,639,878

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,639,878

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
20,639,878

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.55%[1]

14	TYPE OF REPORTING PERSON
IN

(1) Based on 105,574,104 ordinary shares outstanding as of June 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on August 7, 2024).

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on July 23, 2024 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged. This Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”), of Valens Semiconductor Ltd., a company incorporated in Israel (“Valens”, the “Company” or the “Issuer”), having its principal executive offices at 8 Hanagar St., POB 7152, Hod Hasharon 4501309, Israel.

Item 3.           Source and Amount of Funds or Other Consideration.

The Reporting Persons have invested an aggregate of approximately $50.8 million to acquire the Ordinary Shares of the Issuer, as follows: since June 27, 2023, VBF LP has invested approximately $25.2 million of its equity to acquire 10,449,348 Ordinary Shares it holds directly; and since March 25, 2024, VBFI LP has invested approximately $25.6 million of its equity to acquire 10,190,530 Ordinary Shares it holds directly.

Item 5.          Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, VBF GP may be deemed to be the beneficial owner of the 10,449,348 Ordinary Shares held directly by VBF LP, which represent approximately 9.90% of the number of Ordinary Shares outstanding.

As of the date hereof, VBFI GP may be deemed to be the beneficial owner of the 10,190,530 Ordinary Shares held directly by VBFI LP, which represent approximately 9.65%% of the number of Ordinary Shares outstanding.

As of the date hereof, Value Base, as the controlling shareholder of VBF GP and VBFI GP, may be deemed the indirect beneficial owner of 10,449,348 and 10,190,530 Ordinary Shares beneficially owned by VBF GP and VBFI GP, respectively, which together aggregate to 20,639,878 Ordinary Shares representing approximately 19.55% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Shamrich, who together with Mr. Nouberger controls Value Base, may be deemed the indirect beneficial owner of 20,639,878 Ordinary Shares beneficially owned by Value Base, representing approximately 19.55% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Nouberger, who together with Mr. Shamrich controls Value Base, may be deemed the indirect beneficial owner of 20,639,878 Ordinary Shares beneficially owned by Value Base, representing approximately 19.55% of the number of Ordinary Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 105,574,104 Ordinary Shares outstanding as of June 30, 2024 (as reported in Exhibit 99.1 of the Issuer's Form 6-K filed with the SEC on August 7, 2024).

(c) Information concerning transactions in the Ordinary shares effected by the Reporting Persons during the past sixty (60) days or since the most recent filing on Schedule 13D, whichever is less, is set forth in Schedule A hereto and is incorporated herein by reference.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.

(e) Not applicable.
7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 8, 2024

Value Base Ltd.

/s/ Ido Nouberger	/s/ Victor Shamrich
Name: Ido Nouberger	Name: Victor Shamrich
Title: CEO	Title: Chairman

Value Base Fund General Partner Ltd. By: Value Base Fund Management Ltd.

/s/ Ido Nouberger*	/s/ Victor Shamrich*
Name: Ido Nouberger	Name: Victor Shamrich
Title: Director	Title: Director

Value Base Invest Management Ltd.

/s/ Ido Nouberger**	/s/ Victor Shamrich**
Name: Ido Nouberger	Name: Victor Shamrich
Title: Director	Title: Director

/s/ Ido Nouberger
Ido Nouberger

/s/ Victor Shamrich
Victor Shamrich

* Evidence of signature authority on behalf of Value Base Fund Management Ltd. is attached as Exhibit 2 to the Schedule 13D.

** Evidence of signature authority on behalf of Value Base Invest Management Ltd. is attached as Exhibit 3 to the Schedule 13D.

8

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares that were effected by the Reporting Persons during the past sixty (60) days or since the most recent filing on Schedule 13D, whichever is less. All transactions were effected in the open market through a broker.

Trade Date	Purchaser	Transaction	Number of Shares	Price Per Share ($)
August 2, 2024	VBFI GP	Buy	193,573	2.24
August 5, 2024	VBFI GP	Buy	173,528	2.27
August 6, 2024	VBFI GP	Buy	296,843	2.39
August 7, 2024	VBFI GP	Buy	498,104	2.58

9